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[logo of Campbell Resources Inc.]



                                 PRESS RELEASE
                             For immediate release



                  ENCOURAGING RESULTS ON ITS DISCOVERY PROJECT


Montreal, April 28, 2003 -- Campbell Resources Inc. (TSX: CCH; OTCBB: CBLRF), is pleased to announce the results of drilling on the Discovery project conducted by Strateco Resources Inc. as part of the 10,000-metre program that started in late January 2003.

The Discovery project lies 45 kilometres northwest of Lebel-sur-Quevillon, Quebec. Strateco has an option to acquire a 50% interest in the project from GeoNova Explorations Inc. ("GeoNova"), a wholly-owned subsidiary of Campbell Resources Inc. GeoNova estimated the indicated mineral resource of the Discovery Zone at 2.12 million tonnes grading 5.11 g/t Au. (as previously disclosed in a March 28, 2001 Press Release and Joint Management Information Circular of May 10, 2001).

The current drilling program is aimed at better delineating the gold mineralization of the Discovery Zone. Between January 27th and April 15th, five NQ-calibre holes and two wedged holes were completed for a total of 2,839.5 metres. Complete assay results have been received. The intervals shown represent core lengths. Drilling on the East lens of the Discovery Zone confirmed the presence of two en echelon lenses. The main lens (E-1), which contains economic grades (e.g. BD-02-67A: 12.86 g/t Au over 8.85 metres), is best developed between -325 and -475 metres vertical depth. The second lens (E-2), which consists of a more diffuse alteration-vein envelope, lies approximately 25 metres north of Lens E-1 between -275 and -350 metres. To date, the latter has returned thick anomalous to sub-economic intersections.

On April 10th, a second drill was mobilized on the site in order to accelerate the program. One drill is assigned to the East lens while the other to the West lens. Additional results will be released when available.


East Lens
---------


Hole BD-03-68 was planned to intersect Lens E-1 at a vertical depth of -450 metres on section 0+00W, 55 metres below hole B-97-73 (6.04 g/t Au over 9.75 metres). Lens E-1 was intersected at -485 metres and was found to be poorly mineralised returning 0.37 g/t Au over 6.50 metres.

Hole BD-03-68A (wedge) targeted Lens E-1 between the intersections of hole B-97-73 and BD-03-68 at a vertical depth of -435 metres. The wedged hole was abandoned after 108 metres due to excessive deviation. Another wedge (BD-03-68B) was attempted and successfully intersected Lens E-1 at -430 metres. The intersection returned 2.79 g/t Au over 7.00 metres including 4.31 g/t Au over
3.25 metres.

Hole BD-03-69, also drilled on section 0+00W, was planned to intersect Lens E-1 at a vertical depth of -350 metres, 45 metres above hole B-97-73 intersection. A 1.30-metre alteration zone was encountered at a hole depth of 410.0 metres and returned no significant gold values. However, at a depth of 330.7 metres, the hole intersected a 34.2-metre alteration zone corresponding to Lens E-2. The section of most intense alteration returned 1.42 g/t Au over 10.65 metres between 351.90 to 362.55 metres.

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Hole BD-03-70, drilled to test the lateral west extension of the East lens at a vertical depth of -400 metres on section 1+25W, was abandoned at a depth of 87 metres due to excessive deviation, and was re-drilled as hole BD-03-70A. Due to a displacement of about 50 metres along a NE-SW fault between sections 1+00W and 1+50W, the hole pierced the top portion of the East lens at -335 metres, 65 metres higher than expected. Here, the mineralised zone consists of two shears between 410 and 417 metres hole depth that returned intervals of 13.13 g/t Au over 0.90 metres and 6.03 g/t Au over 1.55 metre.

Hole BD-03-71 was drilled to test the eastern extension of Lens E-1 at -375 metres vertical depth on section 0+50E. In this hole the zone consists of a 1.65-metre weakly mineralised alteration envelop that did not return any significant gold values. However, Lens E-2 was intersected over a thickness of
27.0 metres at a hole depth of 368 metres. Assay results returned a best interval of 2.24 g/t Au over 6.30 metres including 4.62 g/t Au over 2.00 metres.


West Lens

Only one hole, B-03-98, was completed to date on the West lens. This hole was drilled to intersect the western lateral extension of the lens at a vertical depth of -185 metres. The upper portion of the West lens (-75 to -350 metres) typically consists of two or three closely spaced mineralised alteration envelopes. In hole B-03-98 the West lens was found to consists of two of these zones, which returned intervals of 4.79 g/t Au over 2.20 metres and 8.92 g/t Au over 4.30 metres between 224 and 234 metres hole depth. The latter interval included a value of 166.95 g/t Au over 0.75 metre, which was cut to 1 oz/t Au (34.29 g/t Au).


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    Hole         Section      Station         Az              Dip          Depth                        Results
                                                                                  -----------------------------------------------
                                                                            (m)     zone     from       To    g/t Au      core
                                                                                               (m)      (m)              length
---------------------------------------------------------------------------------------------------------------------------------
BD-03-68         0+00 W       3+00 N         223             -69.0         570.0    East 2  476.75    489.10      NIL
                                           degrees         degrees                  East 1  518.50    525.00     0.37       6.50
---------------------------------------------------------------------------------------------------------------------------------
BD-03-68A                 wedge at 210 m in hole BD-03-68                  108.0   Abandoned due to excessive deviation
---------------------------------------------------------------------------------------------------------------------------------
BD-03-68B                 wedge at 200 m in hole BD-03-68                  319.0    East 1  462.55    469.55     2.79       7.00
                                                                                    Incl.   463.25    466.50     4.31       3.25
---------------------------------------------------------------------------------------------------------------------------------
BD-03-69         0+00 W       3+25 N         223            -60.0          475.0    East 2  351.90    362.55     1.42      10.65
                                           degrees        degrees                   East 1  410.00    411.30      NIL
---------------------------------------------------------------------------------------------------------------------------------
BD-03-70         1+25 W       3+05 N         223            -60.0           87.0   Abandoned due to excessive deviation
                                           degrees        degrees
---------------------------------------------------------------------------------------------------------------------------------
BD-03-70A        1+25 W       3+06 N         223            -63.0          518.5    East    410.15    411.05    13.13       0.90
                                           degrees        degrees                           414.25    415.80     6.03       1.55
---------------------------------------------------------------------------------------------------------------------------------
BD-03-71         0+50 E       3+30 N         212.5          -65.0          485.0    East 2  390.00    396.30     2.24       6.30
                                           degrees        degrees                   Incl.   390.00    392.00     4.62       2.00
                                                                                    East 1  444.45    446.10      NIL
---------------------------------------------------------------------------------------------------------------------------------
B-03-98          7+00 W       1+40 N         223            -60.0          277.0    West    224.15    226.35     4.79       2.20
                                           degrees        degrees                           229.50    233.80     8.92       4.30
---------------------------------------------------------------------------------------------------------------------------------
                                                    Total                2,839.5
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

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Assay Procedures


Samples from half the split core were sent to ALS Chemex/Chimitec in Val-d'Or, Quebec, for gold assaying. The samples were ground to better than 70% -2mm. A representative, 250 to 300 grams split of the -10 mesh fraction was pulverised to better than 85% -200 mesh and homogenised. A 30-gram split of the pulp was assayed by fire assay fusion with atomic absorption spectroscopy finish. Check-assays were conducted on the rejects using fire assay with atomic absorption finish for samples assaying greater than 2 g/t Au, and with gravimetric finish for those assaying greater than 10 g/t Au. The original pulp of samples within the mineralized zone will be send to a second, independent laboratory for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program.


Qualified Person


The drilling program is conducted under the supervision of Rock Lefrancois, Strateco's senior geologist. Mr. Lefrancois is the qualified person as defined by National Instrument 43-101. He has 15 years of experience in mining exploration.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

For more information:

Campbell Resources Inc.
Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com
------------------------------


Renmark Financial Communications Inc.
Henri Perron, hperron@renmarkfinancial.com
              ----------------------------
John Boidman, jboidman@renmarkfinancial.com
              -----------------------------
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
                         -----------------------------
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com
------------------------


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